# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTERNATIONAL BATTERY METALS LTD., CIK 0001786318
CUSIP: 459121109
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 6100 TENNYSON PARKWAY, SUITE 240, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001541901

## Reporting persons
- Encompass Capital Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 103,777,316; sole dispositive power 0; shared dispositive power 103,777,316; aggregate amount beneficially owned 103,777,316 (19.99% of the class)
  Comment: Includes (a) 57,897,081 common shares, no par value per share ("Common Share") of the Issuer and (b) 45,880,235 warrants, which are exercisable for Common Shares and subject to a beneficial ownership limitation of 19.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of the Common Shares upon exercise of the warrants (the "19.99% Blocker"). Exercise of the warrants is subject to the 19.99% Blocker and the percentage set forth in row (11) gives effect to the 19.99% Blocker.
- Encompass Capital Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 84,785,598; sole dispositive power 0; shared dispositive power 84,785,598; aggregate amount beneficially owned 84,785,598 (19.99% of the class)
  Comment: Includes (a) 47,124,854 Common Shares and (b) 37,660,744 warrants, which are exercisable for Common Shares and subject to the 19.99% Blocker. Exercise of the warrants is subject to the 19.99% Blocker and the percentage set forth in row (11) gives effect to the 19.99% Blocker.
- Encompass Capital Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 54,588,079; sole dispositive power 0; shared dispositive power 54,588,079; aggregate amount beneficially owned 54,588,079 (16% of the class)
  Comment: Includes (a) 29,424,835 Common Shares and (b) 25,163,244 warrants, which are exercisable for Common Shares and subject to the 19.99% Blocker. Exercise of the warrants is subject to the 19.99% Blocker and the percentage set forth in row (11) gives effect to the 19.99% Blocker.
- Kantor Todd J.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 103,777,316; sole dispositive power 0; shared dispositive power 103,777,316; aggregate amount beneficially owned 103,777,316 (19.99% of the class)
  Comment: Includes (a) 57,897,081 Common Shares, (b) 45,880,235 warrants, which are exercisable for Common Shares and subject to the 19.99% Blocker. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein. Exercise of the warrants is subject to the 19.99% Blocker and the percentage set forth in row (11) gives effect to the 19.99% Blocker.

## Item 1. Issuer
Name of issuer: INTERNATIONAL BATTERY METALS LTD.
Address of issuer's principal executive offices: 6100 Tennyson Parkway, Suite 240, Plano, Texas 75024

## Item 2. Person Filing
Name of person filing:
Encompass Capital Advisors LLC ("ECA")

Encompass Capital Partners LLC ("ECP")

Encompass Capital Master Fund L.P. ("ECM")

Todd J. Kantor ("Mr. Kantor"), in his individual capacity and as the managing member of each of ECA and ECP.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
ECA
200 Park Avenue, 16thFloor, New York, New York 10166.

ECP
c/o Encompass Capital Advisors LLC, 200 Park Avenue, 16thFloor, New York, New York 10166.

ECM
C/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, E9 KY1-9009.

Mr. Kantor
c/o Encompass Capital Advisors LLC, 200 Park Avenue, 16thFloor, New York, New York 10166.
Citizenship:
ECA
Delaware

ECP
Delaware

ECM
Cayman Islands

Mr. Kantor
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on February 2, 2026, (i) ECA beneficially owned 103,777,316 common shares, no par value per share (the "Shares") of the Issuer, (ii) ECP beneficially owned 84,785,598 Shares and (iii) ECM beneficially owned 54,588,079 Shares. This amount includes (a) 57,897,081 Shares and (b) 45,880,235 warrants, which are exercisable for Shares and subject to a beneficial ownership limitation of 19.99% of the number of Shares outstanding immediately after giving effect to the issuance of the Shares upon exercises of the warrants (the "19.99% Blocker").

Mr. Kantor is the managing member of each of ECA and ECP, may be deemed to beneficially own the 103,777,316 Shares beneficially owned by ECA and ECP. This amount includes (a) 57,897,081 Shares and (b) 45,880,235 warrants, which are exercisable for Shares and subject to the 19.99% Blocker. ECA is the investment manager of ECM and may be deemed to beneficially own the 54,588,079 Shares beneficially owned by ECM. This amount includes (a) 29,424,835 Shares and (b) 25,163,244 warrants, which are exercisable for Shares and subject to the 19.99% Blocker.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 316,573,123 Shares outstanding as of December 19, 2025, which is the total number of Shares outstanding as reported in the Issuer's Amendment No. 4 to Registration Statement on Form S-1 (Registration No. 333-286616) filed with the Securities and Exchange Commission on December 30, 2025.

As of the close of business on February 2, 2026, (i) ECA beneficially owned approximately 19.99% of the outstanding Shares, (ii) ECP beneficially owned approximately 19.99% of the outstanding Shares, (iii) ECM beneficially owned approximately 16.00% of the outstanding Shares, and (iv) Mr. Kantor may be deemed to beneficially own approximately 19.99% of the outstanding Shares. This amount includes (a) 57,897,081 Shares and (b) 45,880,235 warrants, which are exercisable for Shares and subject the 19.99% Blocker.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: ECA, ECP and Mr. Kantor share voting and dispositive power over the Shares beneficially owned by ECA, ECP and ECM.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement, February 2, 2026.

## Signatures
- Encompass Capital Advisors LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (02/02/2026)
- Encompass Capital Partners LLC: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member (02/02/2026)
- Encompass Capital Master Fund L.P.: /s/ Todd J. Kantor, Todd J. Kantor, Managing Member of Encompass Capital Partners LLC, its Investment Manager (02/02/2026)
- Kantor Todd J.: /s/ Todd J. Kantor, Todd J. Kantor (02/02/2026)